February 22, 2019

Steven J. Little
Chief Financial Officer
CapWest Income LLC
2009 E. Windmill Lane
Las Vegas, Nevada 89123

       Re: CapWest Income LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed January 22, 2019
           File No. 024-10620

Dear Mr. Little:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2018 letter.

1-A POS filed January 22, 2019

General

1. We note your response to prior comment 4, and we reissue the comment. We note that the offering statement was originally qualified on December 28, 2017 with an offering period of 180 days, and that your response and the disclosure in your Form 1-K filed September
       4, 2018 state that, on June 26, 2018 the Managers voted to extend the offering for an additional 60 days (i.e., to August 25, 2018). Please advise us on a supplemental basis whether you have sold any notes pursuant to this offering statement subsequent to the expiration of the 60-day extension.
 Steven J. Little
CapWest Income LLC
February 22, 2019
Page 2


Part III - Exhibits, page 2

2. We note your response to prior comment 6, and we reissue the comment. Please file a consent of your independent registered public accounting firm for the use of its report dated September 4, 2018 on your financial statements included in this offering circular through incorporation by reference to the Annual Report on Form 1-K filed on September
         4, 2018. We note that you have incorporated by reference and linked to a consent dated
         December 20, 2017, relating to your report dated August 18, 2017. We further note that no consent was filed with your Form 1-K filed September 4, 2018.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or
Sonia
Barros, Assistant Director, at 202-551-3655 with any questions.



                                                             Sincerely,
FirstName LastNameSteven J. Little
                                                             Division of
Corporation Finance
Comapany NameCapWest Income LLC
                                                             Office of Real
Estate and
February 22, 2019 Page 2                                     Commodities
FirstName LastName